Ms. Amy Miller

June 25, 2014

Financial Investors Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

June 25, 2014

VIA EDGAR

Ms. Amy Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Financial Investors Trust (the “Registrant”)

File Nos.  33-72424, 811-8194

Dear Ms. Miller:

On behalf of the Registrant, set forth in the numbered paragraphs below are the oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on May 30, 2014 to Post-Effective Amendment No. 129 (“PEA 129”) under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. 130 under the Investment Company Act of 1940, as amended, to the Registrant’s registration statement, accompanied by the Registrant’s responses to each comment.  PEA 129 included a prospectus and statement of additional information for the ALPS/Sterling ETF Tactical Rotation Fund (the “Fund”), a new series of the Registrant.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

The Registrant anticipates filing Post-Effective Amendment No. 131 (“PEA 131”) pursuant to Rule 485(b) under the 1933 Act on or about June 30, 2014, with a designated effective date of June 30, 2014.  PEA 131 will update and complete the Registrant’s disclosures for the Fund in PEA 129, including to (i) reflect changes to PEA 129 made in response to oral comments provided by the Staff on May 30, 2014, (ii) complete certain information not previously included in PEA 129, and (iii) include certain other required exhibits.

STAFF COMMENTS: PROSPECTUS

1.

Staff Comment:  As the Fund is named “ALPS/Sterling ETF Tactical Rotation Fund” (emphasis added), shareholders might be led to believe the Fund itself is an exchange-traded fund, rather than an open-end fund of exchange-traded funds.  Please consider any revisions that can be made in order to avoid potential confusion in this regard.

Registrant’s Response:  In response to the comment, the Registrant will revise the first sentence of the Principal Investment Strategies for the Fund to state:

“Although the Fund is not an exchange-traded fund (ETF), it will seek to achieve its investment objective by investing, under normal market conditions, at least 80% of its net assets in ETFs, using the rotation strategy employed for the Index.” (emphasis added)

2.

Staff Comment:  To the extent the Fund may engage in short sales, please ensure the Annual Fund Operating Expenses table included under Fees and Expenses of the Fund in the Summary section adequately reflects the expenses related thereto in accordance with Form N-1A.

Registrant’s Response:  Based on information supplied by the Fund’s investment adviser (“ALPS Advisors”), the Registrant confirms that, although the Fund may have certain exposure to short sales based on the investment activity of the underlying exchange-traded funds in which it may invest, the Fund itself is not expected to engage in short sales which would require additional disclosure in the Annual Fund Operating Expenses table.

3.

Staff Comment:  Please confirm Sterling Global Strategies LLC’s (“Sterling”) agreement to waive fees and/or reimburse expenses as described in footnote (4) to the Fund’s Annual Fund Operating Expenses table in the Summary section of the Prospectus will ultimately benefit the Fund, and not just the Fund’s investment adviser from which Sterling’s sub-advisory fee is paid.  Please also consider clarifying the related disclosure in the Fund’s prospectus.

Registrant’s Response:  The Registrant confirms that Sterling’s agreement to waive fees and/or reimburse expenses as described in the Fund’s Annual Fund Operating Expenses table will ultimately benefit the Fund, as the Fund’s investment adviser, ALPS Advisors, will also waive its advisory fees to the extent Sterling is required to waive its fees, the combined effect of which is that the Total Annual Fund Operating Expenses experienced by shareholders does not exceed the percentage set forth in the Prospectus, after giving effect to waivers/reimbursements.  In response to the comment, the Registrant will add the following language to the footnote:

“The Adviser has agreed to reduce its fee to the extent that the Sub-Adviser is required to waive its management fee under the agreement described above.”

4.

Staff Comment:  Please clarify the disclosure regarding the “relevant agreement” in the following disclosure in footnote (4) to the Fund’s Annual Fund Operating Expenses table in the Summary section of the Prospectus:

Ms. Amy Miller

June 25, 2014

“The Sub-Adviser will be permitted to recover, on a class-by-class basis, expenses it has borne through the agreement described above to the extent that the Fund’s expenses in later periods fall below the annual rates set forth in the relevant agreement.” (emphasis added)

Registrant’s Response:  The Registrant confirms that the reference to the “relevant agreement” in the disclosure noted above is intended to refer to the annual expense limitation rates in place for the applicable subsequent year during each relevant three-year recoupment period.

5.

Staff Comment:  Please clarify the references to “rotation” in the Principal Investment Strategies of the Fund in the Summary section.

Registrant’s Response:  The Registrant notes that the following sentence is included in the Principal Investment Strategies for the Fund, which the Registrant believes provides sufficient context to the term “rotation”:

“The rotation strategy employed for the Index seeks to provide absolute returns during all market cycles or conditions by employing an equally weighted strategic rotation model, allocating among ETFs with broad exposure in each of the Index’s six potential asset classes.”

6.

Staff Comment:  In the Principal Investment Strategies of the Fund portion in the Summary section, please include disclosure regarding how many exchange-traded funds in each asset class the Fund may invest.

Registrant’s Response:  In response to the comment, the Registrant will include the following additional language to the Principal Investment Strategies of the Fund portion in the Summary section:

“The Fund will invest in no fewer than one ETF for each asset class represented in the Index, but has the ability, if deemed appropriate, to use a combination of ETFs to achieve its investment objective.  It is expected that, under normal conditions, the Fund will invest in 2 to 10 ETFs per asset class, although the Fund may utilize a higher or lower number of ETFs to the extent it deemed appropriate.”

7.

Staff Comment:  In the Principal Investment Strategies of the Fund portion in the Summary section, please add clarification to the following disclosure to the effect that the Fund’s assets will be allocated “to exchange-traded funds” in each asset class:

“Each month, the Fund’s assets are allocated to the top two asset classes included in the Index on a 50% - 50% basis.”

Registrant’s Response:  The Registrant will revise the applicable language in response to the comment.

8.

Staff Comment:  To the extent the Fund has included an entry for the risks associated with a particular security in the Principal Risks of the Fund section of the Prospectus, please confirm that the Fund’s Principal Investment Strategies of the Fund section also includes disclosure regarding the possible investment in such securities. In particular, please confirm whether references to short-selling, below investment grade bond, small-cap company and issuer specific risks are appropriately incorporated.

Registrant’s Response:  Based on information provided by ALPS Advisors and Sterling, the Registrant believes that references to short-selling, small-cap company and issuer specific risks are properly included in the Principal Risks of the Fund section of the Prospectus, as they reflect the possible investments of the underlying exchange-traded funds in which the Fund may invest.  For clarification, the Fund’s Prospectus provides the following in the introduction to the Principal Risks of the Fund:

“Unless stated otherwise, the principal risks described below are generally applicable to the Fund indirectly through the ETFs in which the Fund invests.”

Further, the Registrant confirms that, based on information provided by ALPS Advisors and Sterling, below investment grade bond risk is appropriately excluded from the Principal Risks of the Fund.

9.

Staff Comment:  In the Principal Risks of the Fund portion in the Summary section, please clarify the impact of the “rotation” strategy to be employed for the Fund on Turnover Risk.

Registrant’s Response:  In response to the comment, the Registrant will add the following language to the “Turnover Risk” entry of the Fund’s Principal Risks:

“The rotation strategy used by the Fund may result in high portfolio turnover.”

10.

Staff Comment:  In the Principal Investment Strategies of the Fund portion in the Summary section, please clarify the reference to “bull markets” in which the strategy will allocate the Fund’s investments between asset classes based on the strength of their sectors.

Registrant’s Response:  The Registrant will clarify the disclosure noted in the comment to indicate that “bull” markets also refer to “rising” markets.

11.

Staff Comment: In the Principal Investment Strategies of the Fund portion in the Summary section, please confirm whether the reference to the Fund’s ability to allocate to exchange-traded funds in the cash asset should be included in the Fund’s Principal Investment Strategies or relocated to a later section of the Prospectus as a temporary defensive strategy.

Registrant’s Response:  Based on information provided by ALPS Advisors and Sterling, the Registrant confirms that the Fund’s ability to allocate to exchange-traded funds in the cash asset class is a component of its Principal Investment Strategies.  Unlike a number of investment companies which may invest a significant amount of assets in cash and short-term debt instruments as a temporary defensive strategy, the Fund may allocate to exchange-traded funds in the cash asset class in an attempt to replicate the performance and sector allocation of the Sterling Tactical Rotation Index (the “Index”).  The Fund’s investment objective is to seek investment results that correspond (before fees and expenses) generally to the performance of the Index.  As a result, when the Fund allocates to exchange-traded funds in the cash asset class, it is doing so in pursuit of its stated investment objective and principal investment strategies.

12.

Staff Comment:  In the Principal Investment Strategies of the Fund portion in the Summary section, please consider including the full name of the Index again for shareholder reference.

Registrant’s Response:  In response to the comment, the Registrant will revise the language noted above.

13.

Staff Comment:  In the Principal Investment Strategies of the Fund portion in the Summary section, please clarify whether the rotation strategy to be employed for the Fund allows for concentration of the Fund’s assets (i.e., greater than 25%) in a particular industry or group of industries.

Registrant’s Response:  The Registrant will clarify the disclosure in the prospectus by adding the following to the Fund’s Principal Risks:

“Concentration Risk.  To the extent the Fund invests in a limited number of ETFs that concentrate in a particular industry, it may be more susceptible to economic conditions and risks affecting that industry.”

14.

Staff Comment:  In the Principal Investment Strategies of the Fund portion in the Summary section, please clarify whether the strategy employed for the Fund may result in it holding 1 to 2 exchange-traded funds in total at any one time.

Registrant’s Response: Please refer to the Registrant’s response in connection with Comment No. 6 herein.

15.

Staff Comment:  In the caption entitled, “What are the Fund’s Principal Investment Strategies?” please confirm whether the reference to the Fund’s ability to be allocated to exchange-traded funds in the cash asset class in an attempt to mitigate market volatility is truly a principal investment strategy of the Fund.

Ms. Amy Miller

June 25, 2014

Registrant’s Response:  Please refer to the Registrant’s response to Comment No. 11 herein.

16.

Staff Comment:  In the caption entitled, “What are the Principal Risks of Investing in the Fund?” please confirm that Registrant believes the disclosure pertaining to the risks included therein complies with the requirements of Item 9 of Form N-1A.

Registrant’s Response:  The Registrant has confirmed that it believes the disclosure referred to in the comment is in accordance with Item 9 of Form N-1A.

17.

Staff Comment:  Under the caption entitled “What are the Fund’s Non-Principal Investment Strategies?” please clarify the sentence which provides that it is impossible to predict when and for how long the Fund will use the alternate strategies described therein.  The current disclosure seems to imply that temporary defensive strategies may be used for extended periods of time.

Registrant’s Response:  In light of the full disclosure in the Prospectus regarding the alternative strategies that may be employed by the Fund, the Registrant believes the current disclosure is accurate and not misleading.

18.

Staff Comment:  Under the caption entitled “What are the Fund’s Non-Principal Investment Strategies?” please clarify the disclosure which provides that there can be no assurance that the Fund’s temporary defensive strategies will be successful.

Registrant’s Response:  In light of the full disclosure in the Prospectus regarding the alternative strategies that may be employed by the Fund, the Registrant believes the current disclosure is accurate and not misleading.

19.

Staff Comment:  In the section of the Prospectus entitled “Portfolio Manager,” please consider streamlining the disclosure, and adding additional information concerning Mr. Eicker’s specific responsibilities with the Sub-Adviser.

Registrant’s Response:  In response to the comment, the Registrant will revise the noted disclosure.

20.

Staff Comment:  On the back cover of the Prospectus, please reduce the font size of the Registrant’s Investment Company Act of 1940 file number in accordance with the requirements of Form N-1A.

Registrant’s Response:  In response to the comment, the Registrant will modify the font size of the Registrant’s file number on the back cover of the Prospectus.

STAFF COMMENTS: STATEMENT OF ADDITIONAL INFORMATION

21.

Staff Comment:  In the section of the Statement of Additional Information entitled “Investment Limitations,” please revise the disclosure in Fundamental Investment Restriction (1) in light of the Staff’s position that a Fund may not disregard the portfolio securities held by an underlying fund in which the Fund invests for purposes of the Fund’s concentration policy.

Registrant’s Response:  In response to the comment, the Registrant will revise Fundamental Investment Restriction (1) to state that the Fund may not:

“(1)

Invest 25% of its total assets in the securities of issuers conducting their principal business activities in the same industry or group of industries, except: (i) that investments in securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities and tax-exempt obligations issued or guaranteed by a U.S. territory or possession, a state or local government, or a political subdivision of any of the foregoing, are not considered an investment in any particular industry; (ii) investments in other investment companies are not considered an investment in any particular industry, and (iii) as may be necessary to approximate the composition of the Index.”

22.

Staff Comment:  In connection with the section of the Statement of Additional Information entitled “Purchase, Exchange & Redemption of Shares,” under the “Purchase of Shares” caption, please delete the column referring to the sales charges applicable to Class R shares.

Registrant’s Response:  In response to the comment, the Registrant will revise the noted disclosure.

* * *

The Registrant hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Amy Miller

June 25, 2014

* * *

If you have any questions or further comments, please contact me at 720.917.0864.

Very truly yours,

/s/ David T. Buhler

David T. Buhler, Esq.

Secretary of Financial Investors Trust

cc:

Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP